UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
OF 1934

For the month of November, 2009

Commission File Number 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)
Translation of registrant’s name into English

1700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6
Tel: 604.687.1828 • Fax: 604.687.1858 • Toll Free: 1.800.901.0058
www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting and record date (amended)
99.2	Interim financial statements
99.3	MD&A
99.4	Certification of Interim Filings - CEO
99.5	Certification of Interim Filings - CFO
99.6	Notice of Meeting
99.7	Management information circular
99.8	Form of Proxy
99.9	Voting instruction form -VIF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ Samuel Yik

Samuel Yik
Chief Financial Officer
Date: December 4, 2009

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6
Tel: 604.687.1828 • Fax: 604.687.1858 • Toll Free: 1.800.901.0058
www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

2

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting and record date (amended)
99.2	Interim financial statements
99.3	MD&A
99.4	Certification of Interim Filings - CEO
99.5	Certification of Interim Filings - CFO
99.6	Notice of Meeting
99.7	Management information circular
99.8	Form of Proxy
99.9	Voting instruction form -VIF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ Samuel Yik

Samuel Yik
Chief Financial Officer
Date: December 4, 2009

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6
Tel: 604.687.1828 • Fax: 604.687.1858 • Toll Free: 1.800.901.0058
www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

3

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting and record date (amended)
99.2	Interim financial statements
99.3	MD&A
99.4	Certification of Interim Filings - CEO
99.5	Certification of Interim Filings - CFO
99.6	Notice of Meeting
99.7	Management information circular
99.8	Form of Proxy
99.9	Voting instruction form -VIF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ Samuel Yik

Samuel Yik
Chief Financial Officer
Date: December 4, 2009

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6
Tel: 604.687.1828 • Fax: 604.687.1858 • Toll Free: 1.800.901.0058
www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

4

Date: 10/11/2009	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KOBEX MINERALS INC. (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General & Special Meeting
Record Date for Notice of Meeting :	04/11/2009
Record Date for Voting (if applicable) :	04/11/2009
Meeting Date :	09/12/2009
Meeting Location (if available) :	Vancouver

Voting Security Details:

Description	CUSIP Number	ISIN
EXCH IMA EXPLORATION INC	49989C105	CA49989C1059

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for KOBEX MINERALS INC.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2009 AND 2008

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Kobex Minerals Inc. (formerly IMA Exploration Inc.) for the three and nine months ended September 30, 2009 have been prepared by management and are the responsibility of the Company’s management. These financial statements have not been reviewed by the Company’s auditors.

November 10, 2009

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

September 30,  December 31, 2009 2008 $$

	September 30,	December 31,
	2009	2008
	$	$
A S S E T S
CURRENT ASSETS

Cash and cash equivalents	41,556,570	21,450,475
Marketable securities and investment (Note 5)	366,841	120,869
Other receivables and prepaids	585,187	190,007
	42,508,598	21,761,351
INVESTMENT (Note 5)	445,420	718,248

MINERAL PROPERTY INTEREST (Note 6)	28,048	-

DEPOSIT (Note 9)	205,000	205,000
	43,187,066	22,684,599

L I A B I L I T I E S
CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 9)	652,475	193,343

TERMINATION BENEFIT (Note 9)	-	711,500
	652,475	904,843

S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 7)	81,325,651	58,753,501

CONTRIBUTED SURPLUS (Note 8)	7,718,186	7,502,258

DEFICIT	(46,509,246)	(44,476,003)
	42,534,591	21,779,756
	43,187,066	22,684,599

COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 12)

APPROVED BY THE BOARD

“Roman Shklanka”	, Director
“Alfred Hills”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
	Restated - Note 3		Restated - Note 3
EXPENSES

Administrative and management services	72,375	80,402	212,020	197,754
Corporate development and investor relations	31,425	57,378	68,993	139,022
Exploration (Note 6)	59,308	333,546	271,361	451,590
Merger and acquisition	377,213	30,000	427,213	100,000
Office and sundry	46,400	57,566	148,665	191,456
Professional fees	91,026	31,705	177,533	193,775
Rent, parking and storage (Note 9)	26,102	33,302	80,664	78,238
Salaries and employee benefits (Note 9)	66,086	103,237	274,623	245,513
Stock-based compensation	-	62,900		62,900
Telephone and utilities	5,599	7,343	14,891	15,009
Transfer agent and regulatory fees	20,148	3,826	62,275	63,839
Travel and accommodation	4,054	10,639	26,976	48,830
	799,736	811,844	1,765,214	1,787,926
LOSS BEFORE OTHER ITEMS	(799,736)	(811,844)	(1,765,214)	(1,787,926)

OTHER INCOME (EXPENSE)

Foreign exchange loss	(11,920)	(560)	(10,396)	(14,547)
Loss from equity investment (Note 5)	(89,823)	-	(261,471)	-
Gain on held-for-trading investment (Note 5)	51,868	-	269,162	-
Dilution loss from equity investment (Note 5)	-	-	(11,357)	-
Gain on sale of marketable securities (Note 5)	11,913	-	11,913	-
Termination benefits (Note 9)	(531,750)	-	(531,750)	-
Interest income	73,809	195,616	265,870	578,086
	(495,903)	195,056	(268,029)	563,539
LOSS FOR THE PERIOD	(1,295,639)	(616,788)	(2,033,243)	(1,224,387)

DEFICIT - BEGINNING OF PERIOD	(45,213,607)	(40,781,692)	(44,476,003)	(40,174,093)

DEFICIT - END OF PERIOD	(46,509,246)	(41,398,480)	(46,509,246)	(41,398,480)

BASIC AND DILUTED LOSS PER COMMON SHARE (Note 7 (a))	(0.06)	(0.03)	(0.09)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note7 (a))	21,984,654	21,721,693	21,853,790	21,721,693

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
	Restated – Note 3		Restated – Note 3
LOSS FOR PERIOD	(1,295,639)	(616,788)	(2,033,243)	(1,224,387)

OTHER COMPREHENSIVE INCOME
Unrealized loss on available-for-sale marketable securities	-	(455,900)	-	(420,200)

COMPREHENSIVE LOSS FOR THE PERIOD	(1,295,639)	(1,072,688)	(2,033,243)	(1,644,587)

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHES ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
	Restated - Note 3		Restated - Note 3
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period	(1,295,639)	(616,788)	(2,033,243)	(1,224,387)
Items not affecting cash
Receipt of Navidad interest	-	-	-	18,500,000
Stock-based compensation	-	62,900	-	62,900
Loss from equity investment (Note 5)	89,823	-	261,471	-
Dilution loss from equity investment (Note 5)	-	-	11,357	-
Gain on held-for-trading investment (Note 5)	(51,868)	-	(269,162)	-
Gain on sale of marketable securities (Note 5)	(11,913)	-	(11,913)	-
	(1,269,597)	(553,888)	(2,041,490)	17,338,513
Change in non-cash working capital balances	(657,716)	62,067	(653,280)	434,982
	(1,927,313)	(491,821)	(2,694,770)	17,773,495
INVESTING ACTIVITIES

Expenditures on mineral properties	-	-	(28,048)	-
Cash from acquisitions (Note 4)	22,792,010	-	22,792,010	-
Purchase of marketable securities	-	(330,000)	-	(829,800)
Proceeds on sale of marketable securities	36,903	-	36,903	-
	22,828,913	(330,000)	22,800,865	(829,800)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,901,600	(821,821)	20,106,095	16,943,695
CASH AND CASH EQUIVALENTS -BEGINNING OF PERIOD	20,654,970	24,762,606	21,450,475	6,997,090
CASH AND CASH EQUIVALENTS - END OF PERIOD	41,556,570	23,940,785	41,556,570	23,940,785

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Kobex Minerals Inc. (formerly IMA Exploration Inc.) (the “Company”) is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  The Company presently has no property interests with proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company.

On September 30, 2009, IMA Exploration Inc. ("IMA") acquired all of the issued and outstanding shares of Kobex Resources Ltd. ("Kobex") and International Barytex Resources Ltd. ("Barytex").  The transactions were effected by way of court approved statutory plans of arrangements (the "Arrangements") under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of Kobex and Barytex at the effective time were exchanged for IMA securities on the following basis: (i)

1.311 IMA common shares for each Kobex common share; (ii) 0.221 IMA common shares for each Barytex common share; and (iii) stock options and warrants exercisable to acquire IMA common shares on an adjusted basis to reflect the respective share exchange ratios, for each of the Kobex and Barytex stock options and warrants.

Following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for one new share basis, and IMA's name was changed to Kobex Minerals Inc.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

The accounting policies followed by the Company are set out in note 4 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective January 1, 2009:

(a)	Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company’s financial statements for the period ended September 30, 2009.

(c)	Mining Exploration Costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the Company’s financial statements for the period ended September 30, 2009.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections as it has not adopted then yet.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is evaluating the financial reporting impact of the transition to IFRS.

3.	CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retroactive basis. As a result of the change, deficit as at September 30, 2008 increased by $337,833, while net loss for the nine months ended September 30, 2008 increased by $337,833, the net loss per share increased by $0.02 to $0.06 per share, and the amount reported for mineral properties as at September 30, 2008 decreased by $337,833.  Operating cash flows from operating activities for the nine months ended September 30, 2008 increased by $18,219,672, while cash flows from investing activities decreased by $18,219,672.  All changes are as compared to amounts previously reported and the net loss per share reflects the retroactive effect of the share consolidation from the Arrangements.

4.	ACQUISITIONS

On September 30, 2009, the Company acquired all issued and outstanding securities of Kobex and Barytex by issuing 58,061,778 common shares, 3,135,019 options and 1,548,934 warrants of the Company. The securities were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each Kobex common share; (ii) 0.221 IMA common shares for each Barytex common share; and (iii) stock options and warrants exercisable to acquire IMA common shares were issued on an adjusted basis to reflect the respective share exchange ratios, for each of the Kobex and Barytex stock options and warrants.

The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and $Nil respectively. The total consideration of the acquisition was $22,788,078.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.	ACQUISITIONS (continued)

Since Kobex and Barytex are not considered businesses for accounting purposes, the acquisition of Kobex and Barytex was accounted for as an acquisition of net assets. As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities has been recorded at the more reliably measurable fair value of the net assets received.  The consideration and acquisition is summarized in the following table:

$

Common shares issued (58,061,778 shares)	22,572,150
Exchanged options and warrants (3,135,,019 options and 1,548,934 warrants)	215,928
22,788,078

The assets and liabilities acquired are as follows:
Cash and cash equivalents	22,792,010
Marketable securities	1,800
Accounts receivable and prepaids	217,741
Accounts payable	(223,473)
Net assets acquired	22,788,078

5.	MARKETABLE SECURITIES AND INVESTMENT

September 30, 2009
	January 1, 2009 carrying value $	Proceeds on sale of investment $	Dilution loss $	Loss from equity investment $	Gain on investment $	Acquired on acquisition (Note 4) $	September 30, 2009 Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	24,990	(36,903)	-	-	11,913	-	-
Urodynamix Technologies Ltd.	-		-	-	-		1,800
Held-for-trading investment
Blue Sky Uranium Corp. (b)
Warrants	95,879	-	-	-	269,162	-	365,041
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	718,248	-	(11,357)	(261,471)	-	-	445,420
Total marketable securities and investments	839,117	(36,903)	(11,357)	(261,471)	281,075	1,800	812,261

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.	MARKETABLE SECURITIES AND INVESTMENT (continued),

December 31, 2008
	Cost $	Other than temporary loss $	Loss on equity investment $	Loss on held for trading investment $	December 31, 2008 Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	499,800	(474,810)	-	-	24,990
Held-for-trading investment
Blue Sky Uranium Corp. (b)
Warrants	213,578	-	-	(117,699)	95,879
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	786,422	-	(68,174)	-	718,248
Total marketable securities and investments	1,499,800	(474,810)	(68,174)	(117,699)	839,117

a)
On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. (“Panthera”) (formerly Amera Resources Corporation), a company with directors in common, for $0.14 per unit for a total of $499,800. Each unit consists of one common share and one-half of non-transferable share purchase warrant exercisable on or before June 16, 2010 at a price of $0.18 per share. On December 23, 2008 Panthera completed a 10 for 1 rollback of its shares. This resulted in the Company holding 357,000 shares and 178,500 warrants exercisable at a price of $1.80. On August 25, 2009 the Company sold the 357,000 shares for proceeds of $36,903 for an accounting gain of $11,913.

b)
On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per unit for a total of $1,000,000.  Each Unit consisted of one common share and one transferable share purchase warrant. Each warrant entitles the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The warrants were originally recorded at $213,578. At September 30, 2009 the fair value of the warrants calculated using the Black-Scholes Option Pricing Model was $365,041. As a result the company recorded a gain of $269,162 on held-for-trading investments for the nine month period ended September 30, 2009.

The Company accounted for its investment in common shares using the equity method and has been classified as long-term. On May 6, 2009, the Company’s holdings of Blue Sky was diluted from 22% to 19% as a result of Blue Sky completing a private placement to outside parties of 7,000,000 common shares. As a result the Company recorded a dilution loss of $11,357 in the second quarter. Blue Sky is under management in common. During the period ended September 30, 2009 the Company recorded a $261,471 equity loss.  As at September 30, 2009, the quoted market value of the shares was $1,416,667.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the nine months ended September 30, 2009:

	Acquisition Costs $	Exploration Expenditures $	Total $
Hushamu property	28,048	183,093	211,141
General exploration	-	88,268	88,268
	28,048	271,361	299,409

 Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and in which the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) in the first year of a three year option period. Over years two and three the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The table below summarizes the mineral property acquisition costs and exploration expenditures for the nine months ended September 30, 2009:

Hushamu Property
Acquisition costs:	$
Balance, January 1, 2009	-
Acquisition costs	28,048
Balance, September 30, 2009	28,048

Exploration expenditures:	$

Balance, January 1, 2009	1,767,014

Salaries and contractors	109,777
Office	29,924
Assays	28,028
Geotechnical	8,500
Environmental	3,030
Petrography	2,659
Communications	1,175
Balance, September 30, 2009	1,950,107

Total	1,978,155

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.	SHARE CAPITAL

Authorized	-unlimited common shares without par value
        -100,000,000 preferred shares without par value

	September 30, 2009		December 31, 2008
Issued - common shares	Number	$	Number	$
Balance, beginning of period	52,132,064	58,753,501	52,132,064	58,753,501
Issued for acquisition (Note 4)	58,061,778	22,572,150	-	-
Share consolidation on a 2.4 to 1 basis	(64,279,742)	-	-	-
Balance, end of period	45,914,100	81,325,651	52,132,064	58,753,501

(a)	During the nine months ended September 30, 2009, the following share transactions occurred:

(i)	58,061,778 shares were issued in exchange for all of the outstanding securities of Kobex and Barytex. (See Note 4)

(ii)
On September 30, 2009 the Company consolidated its shares on a 2.4 to 1 basis.  As a result, the number of shares consolidated were 64,279,742. The weighted average number of shares and loss per share for the comparative periods has been restated to reflect this consolidation.

(b)	Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted (vest immediately) are subject to a four month hold period and exercisable for a period of five years.

A summary of the changes in the number of stock options outstanding and exercisable for the nine months ended September 30, 2009 is as follows:

Number
Balance, beginning of period	2,625,000
Cancelled	(10,000)
Expired	(1,147,000)
Share consolidation (Note 7(a)(ii))	(856,333)
Exchanged options (Note 4)	1,306,258
Balance, end of period	1,917,925

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.	SHARE CAPITAL (continued)

Stock options outstanding and exercisable at September 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
256,737	2.71	January 28, 2010
287,500	9.98	March 16, 2010
54,325	11.51	September 28, 2010
147,917	7.01	November 16, 2010
114,708	1.81	February 9, 2011
104,167	1.30	June 2, 2011
72,083	7.70	June 22, 2011
46,041	25.09	July 6, 2011
117,440	3.42	March 16, 2012
33,608	20.31	March 16, 2012
11,510	13.36	November 7, 2012
1,381	12.81	November 8, 2012
68,281	2.03	November 15, 2012
185,720	1.67	December 12, 2012
31,489	6.73	February 5, 2013
73,660	1.09	February 25, 2014
311,358	0.53	February 26, 2014
1,917,925	4.92

(b)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at September 30, 2009 and the changes for the period is as follows:

Number
Balance, December 31, 2008	3,099,170
Warrants expired	(1,666,670)
Share consolidation (Note 7(a)(ii))	(835,625)
Exchanged warrants (Note 4)	645,389
Balance, September 30, 2009	1,242,264

Common shares reserved pursuant to warrants and agent warrants outstanding at September 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
596,875	9.12	March 21, 2010
645,389	16.29	April 22, 2010
1,242,264	12.84

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	September 30, 2009 $	December 31, 2008 $
Balance, beginning of period	7,502,258	6,157,412

Stock options granted	-	62,900
Reallocation on expiry of warrants	-	1,281,946
Exchange options and warrants (Note 4)	215,928	-
Balance, end of period	7,718,186	7,502,258

9.	RELATED PARTY TRANSACTIONS

a)
The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the nine months ended September 30, 2009, the Company incurred fees of $484,288 (2008

- $430,487) to the Grosso Group: $527,063 (2008 - $345,049) was paid in monthly payments and $42,775 is included in accounts receivable (2008 - $85,438 in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. Also, included in deposits is a $205,000 (2008 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

On October 19, 2009, the Company gave notice that it was terminating this agreement effective November 30, 2009.  A termination payment of $500,000, as described above, less the deposit of $205,000 will be made on November 30, 2009.

b)
During the nine months ended September 30, 2009, the Company paid $328,626 (2008 - $253,227) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided. The Company also paid termination benefits totaling $1,243,250 (2008

- $Nil) to such companies.

c)
Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the nine months ended September 30, 2009 was $50,000 (2008 - $90,000).  This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above. This consulting agreement was terminated on April 1, 2009.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS (continued)

d)
The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the nine months ended September 30, 2009 was $187,500 (2008 -$187,500). This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 plus one year’s fees of $250,000 is payable. On September 29, 2009, the Company terminated this agreement and paid $1,211,500 related to this bonus and termination benefits.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended September 30, 2009, the Company received $24,000 (2008 - $50,442) from the other shareholder companies which has been recorded as a decrease in Administrative and management services expense. This amount is reflected in the total amount paid to directors and officers discussed in Note 9(b) above.  The fees are reviewed and adjusted on a periodic basis. This agreement was terminated effective September 1, 2009.

e)
Effective June 1, 2008 the Company resumed a consulting agreement with a company controlled by an officer of the Company for $63,500 per year.  Accordingly, the total compensation paid to the officer in the nine months ended September 30, 2009 was $47,625 (2008 - $Nil). This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the officer consisting of six months salary. On September 29, 2009 the Company terminated this agreement and paid termination benefits of $31,750.

f)
During the period the Company paid consulting fees of $42,501 to a company controlled by the director of the company (2008 - $Nil).  This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

g)
During the period the Company paid consulting fees of $25,000 to a director of the company (2008 -$Nil). This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

h)	Included in accounts receivable is $23,912 which is due from a company with common directors.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

10.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended September 30,		Nine Months Ended September 30
	2009	2008	2009	2008
	$	$	$	$
		Restated – Note 3		Restated – Note 3

Change in non-cash working capital

Other receivables and prepaids	(281,179)	(49,040)	(177,439)	286,886
Accounts payable	334,963	111,107	235,659	148,096
Termination benefit	(711,500)	-	(711,500)	-
	(657,716)	62,067	(653,280)	434,982

11.	LEASING COMMITMENT

The Company has entered into a lease agreement for office premises whereby the Company’s minimum rental obligations, which expires on January 31, 2013, are as follows:

2009	$51,072
2010	221,713
2011	223,297
2012	223,297
2013	18,608
$891,208

12.	SUBSEQUENT EVENTS

a)
On October 19, 2009, the Company provided notice to terminates its services agreement with the Grosso Group with a termination fee of $500,000 being payable.  There is currently $205,000 on deposit with the Grosso Group, for which will offset the amount payable.

b)
On October 23, 2009, Blue Sky announced it was proceeding with a $1,210,000 private placement financing. The Company is not participating in this financing and consequently, its interest in Blue Sky will be effectively diluted to 16.6%. On October 26, 2009 the Company announced it has sold 8,333,333 warrants that it held of Blue Sky for proceeds of $528,333.

With the above events, the Company has determined that it no longer has significant influence over Blue Sky, and accordingly will change its method for accounting for its investment in Blue Sky from the equity basis. The Company will classify the investment in Blue Sky as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the accumulative gains or losses are transferred to net income.

c)
On October 27, 2009, the Company announced that pursuant to the Company's stock option plan, it has granted incentive stock options to directors, employees and consultants of the Company for the purchase of a total of 2,670,000 common shares for a period of 5 years at a price of $0.82 per share.

KOBEX MINERALS INC.

(Formerly IMA Exploration Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

Introduction

The following management discussion and analysis and financial review, prepared as of November 10, 2009, should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2009 and audited annual consolidated financial statements and related notes for the year ended December 31, 2008.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company”) is a Canadian company listed on the Toronto Venture Exchange (KXM.V) and the NYSE Amex Exchange (KXM). The Company was formed in September 2009 by the combination of Kobex Resources Inc. (“Kobex”), IMA Exploration Inc. (“IMA”), and International Barytex Resources Ltd. (“Barytex”) The combination of these companies into Kobex resulted in a treasury of about 42 million Canadian dollars and brought together a highly experienced board and management consisting of capable professionals with significant development and mine management experience.

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  As of this date, the Company is an exploration stage company and has not generated any revenues.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of its properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

As at September 30, 2009, the Company had $41,856,123 in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company seeks to identify, acquire, and develop deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.

With the combination of Kobex, IMA, and Barytex, it has consolidated a robust treasury of about $42 million and is sufficiently well funded to take advantage of the many mineral opportunities which are being brought to its attention.

Corporate

On September 30, 2009, the Company acquired all issued and outstanding securities of Kobex and Barytex by issuing 58,061,778 common shares, 3,135,019 options and 1,548,934 warrants.  The securities were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each Kobex common share; (ii) 0.221 IMA common shares for each Barytex common share; and (iii) stock options and warrants exercisable to acquire IMA common shares were issued on an adjusted basis to reflect the respective share exchange ratios, for each of the Kobex and Barytex stock options and warrants.  The transactions were effected by way of court approved statutory plans of arrangements (the "Arrangements") under the Business Corporations Act (British Columbia).

As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities has been recorded at the more reliably measurable fair value of the net assets received.  The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and $Nil respectively.  The total consideration of the acquisition was $22,788,078.

On September 30, 2009, following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for new share basis.  The Company also changed its name from IMA Exploration Inc. to Kobex Minerals Inc.

On October 23, 2009, Blue Sky Uranium Corporation (“Blue Sky”) announced it was proceeding with a $1,210,000 private placement financing.  Since the Company is not participating in the financing, the completion of the private placement will effectively dilute the Company’s interest in Blue Sky to 16.6%.

On October 26, 2009 the Company announced that it has sold 8,333,333 warrants that it held of Blue Sky for proceeds of $528,333.

On October 27, 2009, the Company announced that pursuant to the Company's stock option plan, it has granted incentive stock options to directors, employees and consultants of the Company for the purchase of a total of 2,670,000 common shares for a period of 5 years at a price of $0.82 per share.

Principal Property

Island Copper Property, British Columbia

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation (“Western Copper”) to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest.  The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometres southwest of Port Hardy, B.C.

The Company has agreed to expend a minimum of $1.9 million in the first year of a three year option period (incurred). Over years two and three the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The Company announced on September 30, 2009 that it has informed Western Copper of its intention to proceed with its option agreement on the Island Copper Property.  The Company’s first step will be to complete an "order of magnitude" engineering study based on the known resources in the Hushamu deposit. This study will evaluate the project's economic potential and will assist in directing further work.

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah.  During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au.  The rhenium content of the molybdenum concentrate was an important by-product. Current demand for rhenium has driven prices to $5,800 per kilogram.

As reported by Western Copper, the Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2.08 million ounces of gold and 1.39 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.59 million ounces of gold. The deposit also contains unclassified molybdenum mineralization.

Table 1 summarizes the April 2005 mineral resource estimate at 0.10%, 0.20% and 0.30% Cu cut-offs.  Additional infill and step out drilling is required to define the molybdenum, silver, and rhenium content and define the extent of mineralization.

Table 1: Summary of Resource Estimation for the Hushamu Copper-Gold Deposit

Class	Cu Cut-off (%)	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured + Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured + Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured + Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

At least 5 additional copper-molybdenum-gold porphyry targets and more than 15 poly-metallic volcanic and sediment hosted targets occur within the property and the Company considers the overall property to host an extensive exploration upside.

During the fall of 2008, IMA completed an initial drilling program at 2 of the 7 known mineral occurrences on the project:  Northwest Expo and Hushamu.  The program consisted of 13 holes of HQ size core drilling totalling 5,123 metres, with 11 holes totalling 4,610 metres drilled at Northwest Expo and 2 holes totalling 513 metres at Hushamu. Drilling was carried out by Matrix Diamond Drilling Inc. of British Columbia.

Drilling of the Northwest Expo target was designed to delineate the northwest projection of the mineralized zone beyond significant intercepts of copper, molybdenum and gold achieved by Western Copper in their 2007 drilling program.  The 2008 program utilized new logging roads to establish 5 drill pads located 300 to 400 metres apart with 2 to 3 holes drilled from each pad.  At Hushamu, drilling was designed to confirm the grade continuity of the core portion of the mineralized zone, particularly for rhenium and molybdenum, which had never been systematically analyzed in previous drilling programs.  The 2008 program utilized refurbished logging roads to establish 2 drill pads located about 1 kilometre apart with 1 hole drilled from each pad.

Reported intercepts from the Company 2008 drilling are summarized in the table below:

Target	Hole No.		Interval (m)	Length (m)	Au (g/t)	Cu (%)	Mo (%)	Re (ppm)
NW Expo	EC08-248		267 – 367	100	0.052	0.003	0.003	0.215
		including	267 – 271	4	0.026	0.002	0.022	0.561
			291 – 487	196	0.149	0.009	0.019	1.222
		including	299 – 313	14	0.074	0.003	0.031	1.280
NW Expo	EC 08-250	and	381 – 473	92	0.218	0.015	0.030	2.210
		or	413 – 433	20	0.299	0.017	0.045	1.987
		and	445 – 471	26	0.152	0.011	0.036	4.806
			165 – 455	290	0.227	0.026	0.016	0.490
		including	165 – 267	102	0.121	0.006	0.020	0.754
NW Expo	EC 08-252	and	215 – 231	16	0.172	0.009	0.037	1.725
		and	329 – 453	124	0.299	0.053	0.017	0.359
		or	359 – 391	32	0.554	0.092	0.010	0.191
		and	417 – 443	26	0.114	0.029	0.035	0.230
			194 – 432	238	0.606	0.084	0.010	0.264
		including	238 – 402	164	0.817	0.119	0.011	0.367
NWExpo	EC08-254	or	272 – 288	16	1.123	0.127	0.017	0.661
		and	298 – 402	104	0.982	0.151	0.007	0.277
		and	326 – 362	36	1.295	0.246	0.007	0.173
			10.7 – 190	179.3	0.471	0.423	0.011	0.436
Hushamu	HI08-03	including	28 – 102	74	0.655	0.469	0.008	0.391
		or	28 – 190	162	0.475	0.438	0.011	0.421
Hushamu	EC08-08		8 – 172	164	0.505	0.303	0.007	0.419

At Northwest Expo, the mineralized zone was confirmed as a tabular shaped, +600 metre long by 300 metre thick hydrothermal breccia body striking approximately east-west and dipping moderately to the north.  The drilling program was successful in delineating both the northern down-dip extent and the eastern fault-bounded extent of the mineralized zone, but the western strike projection of the zone remains open and untested towards the western Property boundary.  Copper values appear to decrease down-dip to the north within the zone relative to previous drilling results to the south, but gold, molybdenum and rhenium values are persistent throughout the zone. Preliminary microscopy work completed on 11 selected core samples from the zone confirmed hydrothermal breccia textures and alteration mineralogy similar to epithermal mineral deposits.

At Hushamu, the mineralized zone is relatively well established in shape, dimensions and grades of copper and gold. From the limited drilling completed in 2008, the values and distribution of molybdenum and particularly rhenium within and peripheral to the zone appear to be persistent and correlate well with copper and gold.

The technical information above has been reviewed by Dr. David A. Terry, P.Geo., Senior VP Exploration and Director, a Qualified Person as defined in National Instrument 43-101 (a “Qualified Person”).

Selected Quaterly Financial Information and Third Quarter Discussion

The following selected consolidated financial information is derived from the unaudited interim consolidated financial statements of the Company.  The information has been prepared in accordance with Canadian GAAP.

	Fiscal 2009			Fiscal 2008 (Restated)				Fiscal 2007 (Restated)
	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(1,295,639)	(457,029)	(280,575)	(3,077,522)	(616,788)	(293,443)	(314,157)	18,089,343
Net Income (Loss) per Common Share - Basic and Diluted	(0.06)	(0.02)	(0.01)	(0.14)	(0.03)	(0.01)	(0.01)	0.83

Summary of Financial Results

For the three months ended September 30, 2009, the Company reported a consolidated loss of $1,295,639 ($0.06 per share), an increase of $678,851 from the loss of $616,788 ($0.03 per share) for the three months ended September 30, 2008.  The increase in the loss in 2009, compared to the 2008 amount, can primarily be attributed to an increase of $89,823 on the loss from equity investment, an increase of $531,750 for termination benefits and a $121,807 decrease in interest income, partially offset by a $51,868 gain on a held-for-trading investment.

Results of Operations

The Company’s operating expenses for the nine months ended September 30, 2009 were $1,765,214, a decrease of $22,712 from $1,787,926 in the 2008 period as a result of the following:

(i)
Corporate development and investor relations decreased by $70,029 to $68,993 in the 2009 period compared to $139,022 in the 2008 period mainly due to decreased costs associated with advertising and fewer attendance at investor conferences.

(ii)	Exploration expenditures decreased by $180,229 in the 2009 period mainly as a result of the Company spending more funds on the Island Copper project in the 2008 period compared to 2009.

(iii)	Merger and acquisition costs increased to $427,213 as result of the successful merger with Kobex and Barytex that completed on September 30, 2009.

(iv)
Stock-based compensation was $Nil in the 2009 period compared to $62,900 in the 2008 period as a result of the company granting 250,000 options to consultants in the 2008 period and none in the current period.

In the 2009 period the Company recorded interest income of $265,870 compared to $578,086 in the 2008 period as a result of the Company having less short-term investments on hand and lower interest rates on its short-term investments in the 2009 period. In addition, the Company recorded a gain of $269,162 on its held-for-trading investment.

The Company has accounted for the investment in Blue Sky using the equity method.  During the nine months ending September 30, 2009 the Company recorded a $261,471 loss resulting from accounting for the investment. During the period, the Company’s holdings of Blue Sky were diluted from 22% to 19%, and resulted in the Company recording a dilution loss of $11,357.

On October 19, 2009, the Company provided notice to terminates its services agreement with the Grosso Group with a termination fee of $500,000 being payable.  Currently on deposit with the Grosso Group is $205,000, which will offset the amount payable.

On October 23, 2009, Blue Sky announced it was proceeding with a $1,210,000 private placement financing. The Company is not participating in this financing and consequently, its interest in Blue Sky will be effectively diluted to 16.6%.

On October 26, 2009 the Company announced it has sold 8,333,333 warrants that it held of Blue Sky for proceeds of $528,333.

With the above events, the Company has determined that it no longer has significant influence over Blue Sky, and accordingly will change its method for accounting for its investment in Blue Sky from the equity basis.  The Company will classify the investment in Blue Sky as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the accumulative gains or losses are transferred to net income.

With the combination of the three companies, the Company terminated its agreement with the President of the Company and paid $1,211,500 related to this bonus and termination benefits.  Of this amount $711,500 was accrued as at December 31, 2008

Liquidity and Capital Resources

The Company’s cash position at September 30, 2009 was $41,556,570, an increase of $20,106,095 from December 31, 2008.  Total assets at September 30, 2009 were $43,187,066, an increase of $20,502,467 from $22,684,599 at December 31, 2008.  The increase in assets is the direct result of the merger with Kobex and Barytex.

There were no exercise of options and warrants from January 1, 2009 to November 10, 2009.  As at November 10, 2009, the Company had working capital of approximately $45,400,000.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand will allow the company to acquire viable advance stage exploration assets. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the nine months ended September 30, 2009 was $2,694,770, compared to cash inflow for the 2008 period of $17,773,495.  The difference is primarily as a result of the receipt of the Navidad interest in the 2008 period.

Financing Activities

During the nine months ended September 30, 2009 and 2008, there were no cash flows from financing activities.

Investing Activities

Investing activities generated cash of $22,800,865 during the nine months ended September 30, 2009, compared to cash outflow of $829,800 for the 2008 period.  In the 2009 period this was a result of $28,048 of acquisition costs on the Island Copper project, the net cash flow of $22,792,010 from the merger with Kobex and Barytex and proceeds of $36,903 from the sale of Panthera Exploration Inc. shares. In 2008, this was a result of an increase of $829,800 of marketable securities.

Related Party Transactions

(a)
The Company engages the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the nine months ended September 30, 2009, the Company incurred fees of $484,288 (2008 -$430,487) to the Grosso Group: $527,063 (2008 - $345,049) was paid in monthly payments and $42,775 is included in accounts receivable (2008 - $85,438 in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  Also, included in deposits is a $205,000 (2008 -$205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

On October 19, 2009 the Company gave notice that it was terminating this agreement effective November 30, 2009.  A termination payment of $500,000 less the deposit of $205,000 will be made on November 30, 2009.

(b)
During the nine months ended September 30, 2009, the Company paid $328,626 (2008 - $253,227) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided. The Company also paid termination benefits totalling $1,243,250 (2008 - $Nil).

(c)
Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses.  Discretionary bonuses may also be paid if approved by the compensation committee. Accordingly, the total compensation paid to the director in the nine months ended September 30, 2009 was $50,000 (2008 -$90,000). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above. This consulting agreement was terminated on April 1, 2009.

(d)
The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the nine months ended September 30, 2009 was $187,500 (2008 - $187,500). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 plus one years fees of $250,000 is payable.  On September 29, 2009, the Company terminated this agreement and paid $1,211,500 related to this bonus and termination benefits.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended September 30, 2009, the Company received $24,000 (2008 - $50,442) from the other shareholder companies which has been recorded as a decrease in Administrative and management services expense. This amount is reflected in the total amount paid to directors and officers discussed in Note 10(b) above.  The fees are reviewed and adjusted on a periodic basis. This agreement was terminated effective September 1, 2009.

(e)
Effective June 1, 2008 the Company resumed a consulting agreement with a company controlled by an officer of the Company for $63,500 per year. Accordingly, the total compensation paid to the officer in the nine months ended September 30, 2009 was $47,625 (2008 -$Nil). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the officer consisting of six months’ salary. On September 29, 2009 the Company terminated this agreement and paid termination benefits of $31,750.

(f)
During the period the Company paid consulting fees of $42,501 to a company controlled by the director of the company (2008 -$Nil). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

(g)
During the period the Company paid consulting fees of $25,000 to a director of the company (2008 - $Nil).  This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

(h)	Included in accounts receivable is $23,912 which is due from a company with common directors.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

The Company has entered into a lease agreement for office premises whereby the Company’s minimum rental obligations, which expires on January 31, 2013, are as follows:

2009	$51,072
2010	221,713
2011	223,297
2012	223,297
2013	18,608
$891,208

Further details of the Company’s option payments and expenditure commitments are disclosed in note 6 to the Company’s September 30, 2009 unaudited consolidated financial statements.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 4 of the Company's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Mineral Properties

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retroactive basis. As a result of the change, deficit as at September 30, 2008 increased by $337,833, while net loss for the nine months ended September 30, 2008 increased by $337,833, the net loss per share increased by $0.02 to $0.06 per share, and the amount reported for mineral properties as at September 30, 2008 decreased by $337,833.  Operating cash flows from operating activities for the nine months ended September 30, 2008 increased by $18,219, 672, while cash flows from investing activities decreased by $18,219,672.  All changes are as compared to amounts previously reported and the net loss per share reflects the retroactive effect of the share consolidation from the Arrangements.

When a property is placed in commercial production, acquisition costs will be depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

The Company accounts for foreign value added taxes paid as expenses when incurred.  The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted;  however, exemptive relief requires approval of the Canadian Securities Administrators.

•
In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2009. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources
•	The Company has retained the service of a major public accounting firm to provide technical and process management assistance for the project.
•	The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process
•	A diagnostic assessment of the key impact areas has been completed.
•
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

•	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.
•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.
•	Our audit committee is monitoring our progress and is kept informed of issues identified.
•	Our external auditor is advised of the progress status and issues identified.

The Company anticipates that there will be changes in accounting policies and these changes may materially impact our financial statements.  In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 15 of the Company's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

Financial Instruments

The Company's financial instruments as at September 30, 2009 consist of cash, short-term investments, amounts receivable and accounts payable and accrued liabilities.  For discussion of the valuation of these financial instruments for financial reporting purposes, refer to the Critical Accounting Estimates and Recent Accounting Pronouncements section above.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Metal Price Risk: The Company’s portfolio of properties has exposure to predominantly Copper, silver and gold. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its properties and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed in South America. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and are satisfied with the effectiveness and design of these disclosure controls and procedures for the quarter ended September 30, 2009.

The CEO and CFO acknowledge responsibility for the design, establishment and maintenance of internal control over financial reporting (“ICFR”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The CEO and CFO confirm that there were no changes in these controls that occurred subsequent to the fiscal year ended December 31, 2008, during the quarter ended September 30, 2009, except as disclosed below which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Based on that assessment, management concluded that, as at September 30, 2009, the Company‘s ICFR was not effective.  A material weakness existed in the design of ICFR caused by a lack of adequate segregation of duties in the financial close process. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management and the Board of Directors are continuing to work on developing compensating controls to mitigate the risk of ineffective segregation of duties. The Company will continue to monitor its internal controls and implement appropriate improvements as required.

Investor Relations

The Company maintains a website at www.kobexminerals.com.

On June 1, 2008, the Company entered into a one year agreement with Michael Baybak and Company (“MBC”) to provide assistance in the continuing development of shareholder communication, with particular focus in the United States. MBC was paid $4,000 per month, and 250,000 stock options were granted at $0.54, subject to a four-month hold period.  As of October 1, 2008, it was mutually agreed upon to suspend the monthly retainer and review the contract in 2009 for possible reinstatement.   This agreement was not reinstated.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  The Company has the following securities outstanding:

	September 30, 2009		November 10, 2009
	# Outstanding	Exercise price range	# Outstanding	Exercise price range

Common shares	45,914,100		45,914,100
Options	1,917,925	$0.53 - $25.09	4,587,925	$0.53 - $25.09
Warrants	1,242,264	$9.12 - $16.29	1,242,264	$9.12 - $16.29

Form 52-109F2
Certification of interim filings - full certificate

I, Alfred Hills, President and Chief Executive Officer of Kobex Minerals Inc. (formerly IMA Exploration Inc.) certify the following:

1	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Kobex Minerals Inc. (the “issuer”) for the interim period ended September 30, 2009

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 12, 2009

signed “Alfred Hills”

Alfred Hills
President and Chief Executive Officer

2

Form 52-109F2
Certification of interim filings - full certificate

I, Samuel Yik, Chief Financial Officer of Kobex Minerals Inc. (formerly IMA Exploration Inc.) certify the following:

1	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Kobex Minerals Inc. (the “issuer”) for the interim period ended September 30, 2009

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 12, 2009

signed “Samuel Yik”

Samuel Yik
Chief Financial Officer

2

KOBEX MINERALS INC.

Annual and Special General Meeting
to be held on December 9, 2009

Notice of Annual and Special General Meeting
and
Information Circular

November 4, 2009

KOBEX MINERALS INC.
Suite 1700 – 700 West Pender Street
Vancouver, B.C.
V7C 3G8

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special general meeting (the “Meeting”) of the shareholders of Kobex Minerals Inc. (the “Company”) will be held at Suite 1700 - 700 West Pender Street, Vancouver, British Columbia on Wednesday, December 9, 2009, at 10:00 a.m.  At the Meeting, the shareholders will consider resolutions to:

1	fix the number of directors at six;

2	elect directors for the ensuing year;

2	appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

3	confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

5.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The board of directors of the Company requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver, British Columbia time) on Monday, December 7, 2009, or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on November 4, 2009 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, the 4th day of November, 2009.

ON BEHALF OF THE BOARD OF
KOBEX MINERALS INC.

“Alfred Hills” (signed)

President and Chief Executive Officer

KOBEX MINERALS INC.
Suite 1700 – 700 West Pender Street

Vancouver, B.C.

V6C 1G8

INFORMATION CIRCULAR
(as at November 4, 2009 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Kobex Minerals Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Wednesday, December 9, 2009 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Computershare Trust Company of Canada (“Computershare”) by 10:00 am on Monday, December 7, 2009 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used).

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.(“CDS”), of which the Intermediary is a participant).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.  In accordance with the requirements of National Instrument 54101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)
more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2008, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On September 30, 2009, the Company completed a business combination with International Barytex Resources Ltd. (“Barytex”) and Kobex Resources Ltd. (“Kobex”) (the “Business Combination”).  For further information on the Business Combination, see the Joint Information Circular dated August 25, 2009 prepared by Barytex and Kobex and available on SEDAR (www. sedar.com) under their respective profiles.

In connection with the Business Combination, on September 30, 2009, the Company changed its name from “IMA Exploration Inc.” to “Kobex Minerals Inc.” (the “Name Change”) and consolidated its share capital on the basis of one new share for every 2.4 old shares (the “Share Consolidation”). For further information on the Name Change and the Share Consolidation, see the Information Circular dated August 24, 2009 prepared by Company and available on SEDAR (www.sedar.com) under the Company’s profile.  All information in this Circular for periods prior to September 30, 2009 is presented on a pre-Share Consolidation basis, unless otherwise noted.

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of unlimited common shares without par value, of which 45,967,077 common shares are issued and outstanding, and 100,000,000 Preferred shares without par value, of which 18,283,053 have been designated as Preferred Series 1 and none are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Wednesday, November 4, 2009, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
The Rule Family Trust UAD 12/17/98	6,107,644	13.3%

As at Wednesday, November 4, 2009, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 1,865,884 common shares, representing 4.1% of the total issued and outstanding common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at seven and it is intended to pass an ordinary resolution to fix the number of directors at six.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
ALFRED L. HILLS(3) British Columbia, Canada Chief Executive Officer, President and Director	Former Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer. Former Vice-President of evaluations for Placer Dome Inc.	September 30, 2009	767
ROMAN SHKLANKA British Columbia, Canada Chairman and Director	Former Chairman and Director of Kobex Resources Ltd., International Barytex Resources Ltd., and Polaris Minerals Corporation. Director and Co-Chairman of Pacific Imperial Mines Inc. Director of Delta Minerals Corporation and former Director and Chairman of Canico Resources Corp.	September 30, 2009	1,758,514

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
R. STUART (TOOKIE) ANGUS(2)(3) British Columbia, Canada Director
Independent business consultant to the Mining Industry since January 1, 2006; Managing Director, Mergers & Acquisitions, Endeavour Financial Ltd., November 2003 to December 31, 2005; Partner, Fasken Martineau DuMoulin LLP from 2001 to 2003. Serves as a director on the board of several mining companies
		May 30, 2003	Nil
MICHAEL ATKINSON British Columbia, Canada Director	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008.	December 9, 2008	Nil
JAMES C. O’ROURKE(2) British Columbia, Canada Director	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self-employed Mining Consultant.	September 30, 2009	95,594
ALEXANDER DAVIDSON (2)(3) Ontario, Canada Director	(Retired) Executive Vice-President Exploration and Corporate Development of Barrick Gold Corporation.	September 30, 2009	Nil

Notes:

(1)	The information as to common shares beneficially owned or controlled has been provided by the directors themselves. The information is presented post Share Consolidation.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee

The Company does not have an executive committee of its board of directors.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Mr. Angus serves as a director of Wildcat Silver Corporation (“Wildcat”) which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trader order on October 30, 2007. The management cease trade order was in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the management cease trade order was revoked on January 8, 2008.

Mr. Shklanka is a director and chairman of Pacific Imperial Mines Inc. which company is the subject of cease trade orders issued by the British Columbia Securities Commission on November 8, 2008, and the Alberta Securities Commission on February 9, 2009 for failure to file financial statements and related documents as required.  The financial statements have since been filed and the company has applied for a revocation order. As of November 4, 2009, the cease trade orders were still in effect.  Mr. Shklanka is also a director of Texon Technologies Ltd., a private company, which received a Petition for a Receiving Order under the Bankruptcy and Insolvency Act (Canada) on August 27, 2004. The issues surrounding the Receiving Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.
Except as identified above, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2008, the Company had three Named Executive Officers of the Company, being Joseph Grosso, the former Chief Executive Officer and President, Mike Clark, the former Acting Chief Financial Officer, and Art Lang, the former Chief Financial Officer (preceding Mike Clark).

Art Lang resigned on September 3, 2008 and Mike Clark was appointed Chief Financial Officer in his place. Effective September 30, 2009 Joseph Grosso and Mike Clark resigned as officers of the Company, and Alfred Hills and Samuel Yik were appointed the Chief Executive Officer and President and Chief Financial Officer of the Company, respectively.

“Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Discussion & Analysis

The compensation of the Company’s Named Executive Officers is determined by the Company’s Compensation Committee, a committee of the Company’s Board of Directors.

The Company’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, a Named Executive Officer’s compensation is comprised of salary and/or consulting fees and stock option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel.  The salaries and/or consulting fees are set on a basis of a review and comparison of compensation paid to executives at similar companies.

Stock option grants are designed to reward the Named Executive Officers for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the Named Executive Officers.

Share Performance Graph

The following graph compares the total cumulative shareholder return for Cdn$100 invested in common shares of the Company for the five year period ending December 31, 2008 with the cumulative total return of the Standard and Poor’s TSX Venture Composite Stock Index (“S&P/TSXV Composite”) over the same period.

The performance graph illustrates that the Company has underperformed the S&P/TSXV Composite Index (the “Index”) over the six most recently completed fiscal periods of the Company. Unlike the TSX Exchange, the TSX Venture Exchange does not have a separate Metals and Mining Index.  The Index thus may not be indicative of the performance of its industry peers on the Index.  Generally, performance trends were similarly aligned downwards for the last 3 fiscal periods from 2006 to 2008.

NEO total compensation reported from 2003 to 2006 is not necessarily reflective of Company performance in those periods or easily comparable to compensation in subsequent years as during that period, the Company did not employ any full-time executives since the business was still in its start-up phase. NEO total compensation reported for the years ended 2006 through 2008 is broadly consistent with the Company’s trend in performance in that total compensation of the NEOs decreased from 2006 to 2007 and levelled off in 2008.

Option-Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors, employees and consultants of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Compensation Committee, who is responsible for administering the Company’s stock option plan (the “Stock Option Plan”).  The exercise price of the stock options granted is generally determined by the market price at the time of grant.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Named Executive Officers:

Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Pension value ($)	Long-term incentive plans	All other compensation ($)	Total compensation ($)
Joseph Grosso, Former Chief Executive	2008	$250,000	Nil	Nil	Nil		Nil	Nil	$250,000

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Officer &
President(1)
Mike Clark(2) Former Acting Chief Financial Officer	2008	$21,578	Nil	Nil	Nil	Nil	Nil	Nil	$21,578
Art Lang(3), Former Chief Financial Officer	2008	$52,440	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Joseph Grosso resigned as President and Chief Financial Officer on September 30, 2009.
(2)	Mike Clark was appointed as Chief Financial Officer on September 3, 2008 and resigned on September 30, 2009.
(3)	Art Lang resigned as Chief Financial Officer on September 3, 2008.

Narrative discussion

During the year ended December 31, 2008 Joseph Grosso provided his services to the Company through Oxbow International Marketing Corp. ("Oxbow").  The Company entered into a consulting agreement with Oxbow (the “Oxbow Consulting Agreement”) effective as of July 1, 1999, subsequently amended on May 1, 2006, and further amended in November 2008, pursuant to which Mr. Grosso provided executive services as President and Chief Executive Officer of the Company. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000. During the fiscal year ended December 31, 2008, Oxbow was paid $250,000 (2007 - $250,000, 2006 – 350,667). In connection with the Business Combination, the Oxbow Consulting Agreement was terminated effective September 30, 2009 and a termination payment of $1,211,500 was paid relating to the above bonus and termination benefits.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the Named Executive Officers of the Company at the end of the most recently completed financial year:

Outstanding Share-Based Awards and

Option-Based Awards

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested($)
Joseph Grosso, Former Chief Executive Officer & President	150,000 150,000 48,000	3.10 4.16 3.21	Mar 24, 2009 Mar 16, 2010 Jun 22, 2011	Nil	Nil	Nil
Mike Clark(1), Former Acting Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil
Art Lang (2), Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Mike Clark was appointed as Chief Financial Officer on September 3, 2008 and resigned on September 30, 2009.
(2)	Art Lang resigned as Chief Financial Officer on September 3, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most

Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Joseph Grosso, Former Chief Executive Officer & President	Nil	Nil	Nil
Mike Clark (1), Former Acting Chief Financial Officer	Nil	Nil	Nil

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Art Lang (2), Former Chief Financial Officer	Nil	Nil	Nil

Notes:
(1)	Mike Clark was appointed as Chief Financial Officer on September 3, 2008 and resigned on September 30, 2009.
(2)	Art Lang resigned as Chief Financial Officer on September 3, 2008.

Narrative Discussion

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.	The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

2.
The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the Market Value (as such term is defined in the Stock Option Plan) of the Company’s common shares at the time the option is granted.

3.
Options granted under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the TSX Venture Exchange, the term of the option will be not more than five years.

4.
Options under the Stock Option Plan will be subject to such vesting schedule as the Compensation Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

5.
Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

6.
The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to the terms of the Oxbow Consulting Agreement, in the event the agreement was terminated by the Company as a result of Mr. Grosso’s death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow was entitled to a bonus payment in the amount of $461,500 plus one year of annual fees.  In the event the agreement was terminated by the Company without cause or as a result of a change of control, Oxbow was entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the Company’s Board of Directors, (iii) three years of Mr. Grosso’s monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500.  The Oxbow Consulting Agreement was terminated on September 30, 2009, and as a result of the Business Combination.  Oxbow received $1,211,500 in termination payments.

DIRECTOR COMPENSATION

There were no cash, option based, or share based compensation made to the directors of the Company in their capacities of directors during the most recently completed fiscal year.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year:

Outstanding Share-Based Awards and

Option-Based Awards

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
R. Stuart (Tookie) Angus	40,000 30,000 40,000	3.10 4.16 3.21	Mar 24, 2009 Mar 16, 2010 Jun 22, 2011	Nil	Nil	Nil
Michael Atkinson	Nil	Nil	Nil	Nil	Nil	Nil
David Terry(1)	50,000 80,000 70,000	3.10 4.16 2.92	Mar 24, 2009 Mar 16, 2010 Nov 16, 2010	Nil	Nil	Nil
David Horton(1)	30,000 30,000	4.16 3.21	Mar 16, 2010 Jun 22, 2011	Nil	Nil	Nil
Jerry Minni(1)	Nil	Nil	Nil	Nil	Nil	Nil
Leonard Harris (1)	50,000 50,000	2.92 3.21	Nov 16, 2010 Jun 22, 2011	Nil	Nil	Nil
Chester Idziszek (2)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Resigned as a director of the Company effective September 30, 2009.
(2)	Resigned as a director of the Company effective March 19, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most

Recently Completed Financial Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Stuart (Tookie) Angus	Nil	N/A	N/A
Michael Atkinson	Nil	N/A	N/A
David Terry(1)	Nil	N/A	N/A
David Horton(1)	Nil	N/A	N/A
Jerry Minni(1)	Nil	N/A	N/A
Leonard Harris (1)	Nil	N/A	N/A
Chester Idziszek (2)	Nil	N/A	N/A

Notes:
1	(1) Resigned as a director of the Company effective September 30, 2009.
2	(2) Resigned as a director of the Company effective March 19, 2008.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	2,625,000	3.12	2,588,206

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	5,724,170	$3.12	2,588,206

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, there are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR
Auditor

The management of the Company intends to nominate KPMG LLP (“KPMG”), Chartered Accountants, for appointment as auditor of the Company.

Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of KPMG, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  KPMG is the former auditor of Barytex and Kobex and was appointed auditor of the Company on October 5, 2009 in connection with the Business Combination. PricewaterhouseCoopers LLP, the Company’s former auditor, has resigned at the request of the Company.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, all of whom are, subject to certain exceptions, independent and financially literate (as such terms are defined in National Instrument 52-110 Audit Committees) The Company's current audit committee consists of Michael Atkinson, R. Stuart (Tookie) Angus, and James O’Rourke.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

Financial Literacy and Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Mr. Atkinson is director of the Company and is currently President of Maverick Projects Inc., a private consulting company focusing on merchant banking opportunities.  He has over 15 years of investment and venture capital industry experience including assisting in forming Quest Capital Corp.

Mr. Angus is a director of the Company and is an independent business consultant to the mining industry. Prior involvement included Managing Director – Mergers and Acquisitions with the Endeavour Group, and Partner and Head of the Global Mining Group with the legal firm Fasken Martineau DuMoulin LLP.

Mr. O’Rourke is a director of the Company and is President and Chief Executive Officer of Copper Mountain Mining Corporation.  He is a mining engineer with over 35 years of mine development and operating experience including positions as former President of Huckleberry Mines and Princeton Mining Corporation.

In these positions, each member of the Audit Committee has been responsible for receiving financial information relating to the various companies which they have acted for.  Additionally, each member has obtained an understanding of balance sheets, income statements and statements of cash flows and how these statements are integral in assessing the financial position of the Company and its operation results. Each member of the Audit Committee has an understanding of the business in which the Company is engaged in and has an appreciation for the relevant accounting principles for the business of the Company.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company to PricewaterhouseCoopers LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	2008	2007
PricewaterhouseCoopers LLP
Audit fees(1)	$45,000	$39,000
Audit-related fees	Nil	$5,091
Tax fees(2)	$1,140	$10,320
All other fees	Nil	Nil
Total	$46,140	$54,411

(1)
“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax advice on actual or contemplated transactions.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company’s approach to corporate governance is set out below.

The Board of Directors

The Board of Directors has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and to supervise management.

The actions of the Board are governed by the requirements under the Business Corporations Act (British Columbia) to act honestly, in good faith and in the best interests of the shareholders of the Company and to exercise care, diligence and skill in doing so.

The Board endeavours to ensure that its composition complies with the Company’s constating documents, applicable securities rules and regulations of Canada and the U.S. Securities and Exchange Commission and the policies of the TSX Venture Exchange and the American Stock Exchange.

The Board consists of six directors, the majority of whom would be considered “independent” in that the person has no direct or indirect material relationship with the Company which, in the view of the Board, would be reasonably expected to interfere with the exercise of the director’s independent judgment.

In determining if a person is independent, the Board has compiled, reviewed and discussed the existence, nature and materiality of any direct or indirect relationship between the member and the Company. Messrs. Michael Atkinson, R. Stuart (Tookie) Angus, James O’Rourke, and Alex Davidson are independent directors.  Messrs. Roman Shklanka and Alfred Hills would not be considered independent.

The Chair of the Board is Mr. Roman Shklanka, who is not an independent director of the Company

The Board considers that, given the entrepreneurial nature of the Company, and the current stage of the Company’s development, the present number and composition of directors is appropriate.  The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

The Chief Executive Officer and President of the Company, Mr. Alf Hills, is a member of management and a director of the Company.  In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during most important Board discussions.  Notwithstanding the foregoing, when the Board considers it appropriate, the independent directors meet without management present at the meeting.  The Board is of the view that it can function independently of management when required to do so.

The following directors of the Company are directors of other reporting issuers

●
Stuart Angus is a director of Coro Mining Corp., Nevsun Resources Ltd., Bolero Resources Corp., Wildcat Silver Corporation, Ventana Gold Corp., Dynasty Gold Corporation, Plutonic Power Corporation, San Marco Resources Inc., Santa Fe Metals Corporation, SouthGobi Energy

Resources Ltd., Stealth Energy Inc., Uranium North Resources Corp., Tirex Resources Ltd., Tsodio Resources Limited, Blackstone Ventures Inc., and CMQ Resources Inc.;

●	Michael Atkinson is a director of Polaris Geothermal Inc., Canadian Phoenix Resources Corp., and Bonanza Resources Corporation;

●	Alexander Davidson is a director of Noront Resources Ltd;

●	Roman Shklanka is a director of Pacific Imperial Mines Inc. and Polaris Minerals Inc.;

●	Alfred Hills is not a director of any other reporting issuer; and

●	James O’Rourke is a director of Compliance Energy Corporation, Copper Mountain Mining Corporation, and Huckleberry Mines Limited.

During the year ended December 31, 2008, the Board of was composed of Joseph Grosso, R. Stuart Angus, Jerry Minni, David Terry, David Horton, Leonard Harris and Michael Atkinson.  The information below sets out the Board meetings held and the attendance for the year ended December 31, 2008.

Director	Board Meetings Attended
Jerry Minni	5 of 5
Joseph Grosso	5 of 5
R. Stuart (Tookie) Angus	5 of 5
David Terry	5 of 5
David Horton	5 of 5
Leonard Harris	3 of 5
Michael Atkinson (1)	1 of 5
Art Lang (2)	4 of 5
Chester Idziszek (3)	1 of 5

Notes:
(1)	Appointed as a director of the Company effective December 8, 2008.
(2)	Resigned as a director of the Company effective September 3, 2008.
(3)	Resigned as a director of the Company effective March 19, 2008.

Board Mandate

Every director takes part in the process of establishing policies for the Company. The Board of Directors has assumed the responsibility for developing the Company’s approach to governance and responding to current governance guidelines.  To that end, the Board has adopted the following mandate and objectives:

(a)	The Strategic Planning Process

The Board participates in the Company’s strategic planning by considering and, if deemed appropriate, adopting plans as proposed and developed by management, with management having the primary responsibility for initially developing a strategic plan.

(b)	Principal Risks

The Board considers the risks inherent in the mining industry and receives periodic assessments from management and others as to these risks and the Company’s strategies to manage those risks.

(c)	Policies

The Board reviews and approves key policy statements, codes of conduct or practices developed by management to promote ethical business conduct, regulatory compliance and public disclosure practices, among others, and monitors or oversees compliance with those policies, codes or practices.

(d)	Committees

The Board is responsible for appointing and reviewing the mandate and composition of any Committee of the Board and considering and approving any changes to the composition, charter or mandate of any Committee of the Board.

(e)	Independence

The Board is responsible for establishing appropriate structures and procedures so that the Board and its Committees can function independently of management.

(f)	Compensation Practices

The Board will review the recommendations of the Compensation Committee regarding the Company’s compensation practices including Stock Option Grants.

(g)	Material Agreements and Documents

The Board will approve or ratify significant projects, investments, dispositions, acquisitions or other material agreements proposed to be entered into by the Company and review and approve all documents required by law to be reviewed and approved by the Board, including annual audited financial statements, Management’s Discussion and Analysis of financial results, Information Circulars to be disseminated in connection with any meeting of shareholders and any prospectus, registration statement or other similar documents.

(h)	Succession Planning

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.  The Board appoints the President, Chief Executive Officer and Chairman, as well as the officers of the Company.

(i)	Communications Policy

The Board assesses the effectiveness of the Company’s communications with shareholders and has established a Disclosure and Insider Trading Policy to ensure that material matters are disseminated in a timely manner.

(j)	Integrity of Internal Controls

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control systems and has instituted the controls required by the U.S. Sarbanes-Oxley Act of 2002, as applicable. The internal control review process is undertaken on an annual basis during the year end financial audit.  The Audit Committee also reviews and assesses the financial statements on a quarterly basis and annually reviews the adequacy of the Company’s Disclosure and Insider Trading Policy.

(k)	General

The Board will generally assume such responsibility and authorities as the Board sees fits, consistent with its duties and responsibilities to the Company and its shareholders.

The Board has approved written mandates for its two standing Committees, namely, the Audit Committee and Compensation Committee.  In order to foster a corporate culture of excellence, the Board has also adopted a written Code of Business Conduct and Ethics applicable to all employees, officers and directors.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company.  If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board or Audit Committee for consideration.

Position Descriptions

The Company has not formally developed position descriptions for the directors, Chairman of the Board, the Chairman of each standing committee of the Board or the Chief Executive Officer.  However, the Board is satisfied that the directors and senior management are fully aware of their responsibilities and those matters that are within their authority.

Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board.  The independent Board members currently have considerable experience as members of the boards of other public companies.  Senior management regularly provides updates to all directors on material developments in the Company’s business.

Nomination of Directors

The Board has not constituted a separate nominating committee to propose new nominees to the Board or for assessing directors’ performance as the Board considers the Company too small to justify a more formal process.  The Board as a whole from time to time discusses potential candidates for the Board, taking into account the overall composition, skills and experience of the Board as a whole.

Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board.  The independent Board members currently have considerable experience as members of the boards of other public companies.  Senior management regularly provides updates to all directors on material developments in the Company’s business.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) and a Whistle-Blower Policy and Procedures.  A copy of the Code and Whistle-Blower Policy can be found on the Company website at http://www.kobexminerals.com under the Corporate Governance section.  The Board has appointed a Compliance Officer who is responsible for monitoring compliance with the Code, investigating and resolving all reported complaints and allegations concerning violations of the Code. The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.  Where any director has an interest, direct or indirect in a material contract or material transaction relating to the Company, the Business Corporations Act (British Columbia) requires that the director disclose his or her interest to the Board in advance and thereafter abstain from voting as a director on that matter.  The Code adopted by the Board goes further by imposing more stringent disclosure and approval requirements than those imposed under the Business Corporations Act (British Columbia).

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.  This may include requiring the director to excuse himself or herself from deliberations of the Board or referring that matter for consideration by a committee of independent directors of the Board.

Board Committees

The Board has two standing committees of its directors, namely the Audit Committee and the Compensation Committee.  A formal written mandate has been approved by the Board for each such Committee.  The Board may at any time constitute and appoint such other Committees and delegate such functions or responsibilities as it sees fit.

Compensation Committee

The Compensation Committee members are Messrs. R. Stuart (Tookie) Angus, Alex Davidson, and Alfred Hills. The Compensation Committee meets at least twice a year and otherwise as required. The Compensation Committee has responsibility for oversight of the Company’s overall human resources policies and procedures as well as review of executive and key employee compensation and compensation of the Company’s independent directors. The Compensation Committee is also responsible for the administration of the Stock Option Plan.

The Audit Committee

The Audit Committee has three members, consisting of Michael Atkinson, R. Stuart (Tookie) Angus, and James O’Rourke, all of whom are independent directors and are financially literate. Michael Atkinson is Chairman of the Committee. The Audit Committee reviews the annual and interim financial statements and Management’s Discussion and Analysis before the Board approves them.

Due to its size, the Company has no formal internal audit process.  The Audit Committee has direct communication channels with the external auditors and is responsible for setting the auditor’s remuneration and recommending to the Board the appointment of the auditor. The external auditors report directly to the Audit Committee.

The full charter of the Audit Committee is attached hereto as Schedule “A”.

Director Assessments

The Chairman of the Board has responsibility for ensuring the effective operation of the Board and its committees and for ensuring the Board’s directors are performing effectively.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation of Stock Option Plan

At the Annual and Extraordinary General Meeting of Shareholders held on June 26, 2003, shareholders approved the adoption of the Company’s Stock Option Plan.  Complete details regarding the Stock Option Plan are set out in the Information Circular disseminated in connection with that meeting.

Under the Stock Option Plan, a total of ten percent (10%) of the issued and outstanding common shares of the Company are available for issuance upon the exercise of options granted under the Stock Option Plan.

Under the rules of the TSX Venture Exchange, all listed companies who have adopted a rolling stock option plan must obtain shareholder approval of such a plan at its Annual General Meeting.  Accordingly, at the Meeting, the shareholders will be asked to consider and, if thought fit, to pass a resolution to ratify and confirm the Company’s Stock Option Plan substantially in the form of the resolution set out below.

A copy of the Stock Option Plan will be available for inspection at the Meeting.  Shareholders may also obtain a copy of the Stock Option Plan upon written request to the Secretary of the Company at Suite 1700 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the Stock Option Plan, in the form approved by the shareholders of the Company at the Annual and Extraordinary General Meeting held on June 26, 2003, is hereby ratified, confirmed and approved;

2.
the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan up to that number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of any option and all such grants are hereby ratified, confirmed and approved; and

3.
the Compensation Committee (as defined in the Stock Option Plan) be and is authorized to make such amendments to the Stock Option Plan from time to time as the Compensation Committee may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities.

The approval of the Stock Option Plan requires an affirmative vote of a majority of the votes cast at the Meeting either in person or by proxy. Management of the Company recommends that shareholders vote in favour of the foregoing resolution.  Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided by the Company’s comparative annual financial statements to December 31, 2008, a copy of which, together with Management’s Discussion and Analysis thereon, can by found on SEDAR and the Company’s website at www.columbiayukon.com.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at 604-688-9368.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 4th day of November, 2009.

Alfred Hills (signed)

Alfred Hills

Chief Executive Officer and President

Schedule “A”

Audit Committee Charter (as of April 21, 2005)
A.	Mandate

The Board of Directors of the Company has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders.  The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

➢	Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure

➢	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance

➢	Monitor the independence and performance of the Company’s independent auditors

➢	Provide an avenue of communications among the independent auditors, management and the Board of Directors

➢	Encourage adherence to, and continuous improvement of, the Company’s policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.	Composition and Meetings

Audit Committee members shall meet the requirements of the TSX Venture Exchange and US Securities and Exchange Commission. The Audit Committee will have, at least, one member who meets the definition of “audit committee financial expert” (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).  The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment.  All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board.  If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate.  The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.  The

- A1 -

Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.  In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company’s financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.	Responsibilities and Duties

Article I.	Review Procedures

1
Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution.  Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

2
In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls.  Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.  Review significant findings prepared by the independent auditors together with management’s responses.

3
In consultation with management, review the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings.  Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Article II.	Independent Auditors

4
The independent auditors are directly accountable to the Audit Committee.  The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5	Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6
On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management, that could impair the auditor’s independence.

7	Review the independent auditors audit plan and engagement letter.

8	Discuss the year end results with the Committee before releasing.

9	The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

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Article III.	Responsibilities

10
At least on an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11
The Chairman, with the assistance of the entire Committee, shall annually produce a report to shareholders to be included in the Company’s information circulars. The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX Venture Exchange in Canada or the Securities and Exchange Commission in the United States and information circulars.

12	Oversee the establishment and implementation of the Company’s Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.

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KOBEX MINERALS INC.	Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on December 9, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM, Vancouver Time, on December 7, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:
1-866-732-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Kobex Minerals Inc. hereby appoint: Roman Shklanka, a Director of the Company, or failing him, Alfred L. Hills, a Director of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Kobex Minerals Inc. to be held at 1700 – 700 West Pender St., Vancouver, BC, on December 9, 2009 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors	For	Against
To set the number of Directors at six.	☐	☐

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Alfred L. Hills	☐	☐	02. Roman Shklanka	☐	☐	03. R. Stuart (Tookie) Angus	☐	☐

04. Michael Atkinson	☐	☐	05. James C. O’Rourke	☐	☐	06. Alexander Davidson	☐	☐

	For	Withhold
3. Appointment of Auditors	☐	☐
Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against
4. Confirmation of Stock Option Plan	☐	☐
To confirm the Company’s stock option plan.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

0 7 7 9 0 1	A R 0	I M R Q

KOBEX MINERALS INC.	Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on December 9, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.
We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.

2.
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.
If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.
This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6.
When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.
This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.

8.
Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 AM, Vancouver Time, on December 7, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:
1-866-734-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointee(s)
Management Appointees are: Roman Shklanka, a Director of the Company, or failing him, Alfred L. Hills, a Director of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Kobex Minerals Inc. to be held at 1700 – 700 West Pender St., Vancouver, BC, on December 9, 2009 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors	For	Against
To set the number of Directors at six.	☐	☐

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Alfred L. Hills	☐	☐	02. Roman Shklanka	☐	☐	03. R. Stuart (Tookie) Angus	☐	☐

04. Michael Atkinson	☐	☐	05. James C. O’Rourke	☐	☐	06. Alexander Davidson	☐	☐

	For	Withhold
3. Appointment of Auditors	☐	☐
Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against
4. Confirmation of Stock Option Plan	☐	☐
To confirm the Company’s stock option plan.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD/MM /YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

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